SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of: November 2004

                         Commission File Number 0-18939


                            CORAL GOLD RESOURCES LTD.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                     Form 20-F  [X]      Form 40-F  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes   [ ]            No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On November 23, 2004 and December 1, 2004, Coral Gold Resources Ltd. issued the press releases attached hereto as Exhibit 99.1 and 99.2, respectively.

     Exhibit No.              Description
     -----------              -----------

        99.1 Press Release dated November 23, 2004 announcing approval and commencement of exploratory drilling on the Robertson property

        99.2 Press Release dated December 1, 2004 announcing the grant of stock options to employees, directors and consultants

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       CORAL GOLD RESOURCES LTD.
                                                       (Registrant)




Date:  December 2, 2004                                /s/ Matt Wayrynen
       ----------------                                -------------------------
                                                       Matt Wayrynen, President

                                  Exhibit Index
                                  -------------


         Exhibit No.               Description
         -----------               -----------

              99.1 Press Release dated November 23, 2004 titled "News Release" regarding exploratory drilling on the Robertson property

              99.2 Press Release dated December 1, 2004 titled "News Release" regarding the grant of stock options